Exhibit (a)(1)(C)

Sent:	May 21, 2012
From:	Gustav Christensen
To:	All Dyax, Board of Directors
Subject:	Launch of Option Exchange Program

It gives me great pleasure to announce that Dyax is today launching a stock option exchange program, whereby we are offering to exchange certain "underwater" options (meaning that the option exercise price is currently significantly higher than the trading price of our common stock) for a fewer number of new options at a lower exercise price. This program was approved by our stockholders at our 2012 Annual Meeting.

The complete details of this program are described in a formal Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the "Offer") and other materials that were filed publicly with the Securities and Exchange Commission today. The Offer is scheduled to expire at 1:00 p.m., Eastern Time, on June 19, 2012, and is subject to the terms and conditions described therein. If you wish to participate in this option exchange, your completed Election Form must be received before the deadline.

The Offer and a personalized Election Form is included as attachments to this email. Hard copies will also be placed in the mail slots for the Burlington employees. For field employees and Board of Directors hard copies will be sent to your home address by overnight mail.

In order to ensure that the option exchange is effectively managed, we have created an internal email account, optionexchange@dyax.com, to be used for all matters relating to the program. All Election Forms, Withdrawal Forms and all questions about the option exchange should be sent to optionexchange@dyax.com.

Best Regards,

Gustav Christensen

President and Chief Executive Officer